Exhibit 99(c)

Energy Future Holdings Corp. Consolidated

Adjusted EBITDA Reconciliation

	Year Ended December 31, 2008	Year Ended December 31, 2007
	(millions of dollars)
Net loss	$(9,838)	$(637)
Income tax benefit	(471)	(364)
Interest expense and related charges	4,935	1,510
Depreciation and amortization	1,610	1,049

EBITDA	$(3,764)	$1,558

Oncor EBITDA	(496)	(1,291)
Oncor distributions/dividends (a)	1,582	326
Interest income	(27)	(80)
Amortization of nuclear fuel	76	69
Purchase accounting adjustments (b)	460	138
Impairment of goodwill	8,000	—
Impairment of assets and inventory write down (c)	1,221	757
Minority interests in earnings of consolidated subsidiaries	(160)	—
Unrealized net (gain) or loss resulting from hedging transactions	(2,329)	2,278
Losses on sale of receivables	29	39
Income from discontinued operations, net of tax effect	—	(25)
Noncash compensation expense (SFAS 123R) (d)	27	22
Severance expense (e)	3	—
Equity losses of unconsolidated affiliate engaged in broadband over power lines	—	1
Transition and business optimization costs (f)	45	24
Transaction and merger expenses (g)	64	150
Insurance settlement proceeds (h)	(21)	—
Restructuring and other (i)	35	(33)
Expenses incurred to upgrade or expand a generation station (j)	100	5

Adjusted EBITDA per Incurrence Covenant	$4,845	$3,938

Add back Oncor adjustments	$(267)	$978

Adjusted EBITDA per Restricted Payments Covenants	$4,578	$4,916

(a)	Includes $1.253 billion distribution of net proceeds from the sale of Oncor minority interests.
(b)	Purchase accounting adjustments include amortization of the intangible net asset value of retail and wholesale power sales agreements, environmental credits, coal purchase contracts, nuclear fuel contracts and power purchase agreements and the stepped up value of nuclear fuel. Also includes certain credits not recognized in net income due to purchase accounting.
(c)	Impairment of assets includes impairments of emission allowances and trade name intangible assets, impairment of the natural gas-fueled generation fleet and charges related to the cancelled development of coal-fueled generation plants.
(d)	Noncash compensation expenses exclude capitalized amounts.
(e)	Severance expense includes amounts incurred related to outsourcing, restructuring and other amounts deemed to be in excess of normal recurring amounts.
(f)	Transition and business optimization costs include professional fees primarily for retail billing and customer care systems enhancements and certain incentive compensation.
(g)	Transaction and merger expenses include costs related to the Merger, abandoned strategic transactions and a terminated joint-venture. Also includes administrative costs related to the cancelled program to develop coal-fueled generation facilities, the Sponsor management fee, costs related to certain growth initiatives and costs related to the Oncor sale of minority interests.
(h)	Insurance settlement proceeds include the amount received for property damage to certain mining equipment.
(i)	Restructuring and other for 2008 includes a litigation accrual and the charge related to the bankruptcy of a subsidiary of Lehman Brothers Holdings Inc., and for 2007 includes credits related to impaired combustion turbine leases and other restructuring initiatives and nonrecurring activities.
(j)	Expenses incurred to upgrade or expand a generation station reflect noncapital outage costs.